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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)


                              FuelCell Energy, Inc.
                        (Formerly Energy Research Corp.)
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)



                                  35952H106-000
                                 (CUSIP Number)


                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 483-7047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 35952H106-000


1.     NAME OF REPORTING PERSON:

         Loeb Investors Co. LXXV

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         468, 200 Shares of Common Stock

8.     SHARED VOTING POWER:
         --------

9.     SOLE DISPOSITIVE POWER:

         468,200 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:
         ---------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          468,200  Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         6.1%

14.     TYPE OF REPORTING PERSON:
         PN


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CUSIP No.: 35952H106-000

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]
3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

          189,900 Shares of Common Stock

8.     SHARED VOTING POWER:

          468,200 Shares of Common Stock

9.     SOLE DISPOSITIVE POWER:

          189,900 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:

               468,200 Shares of Common Stock

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          658,100 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         8.6%

14.     TYPE OF REPORTING PERSON:
         IN

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Portions of this  statement  are restated in  accordance  with rules  related to
Edgar filings.

Item 1.           Security and Issuer.

This statement relates to the Common Shares ("Common Shares") of FuelCell Energy, Inc. (formerly Energy research Corporation), 3 Great Pasture Road, Danbury, CT., 06813. Jerry Leitman is the Chief Executive Officer.

Item 2.           Identity and Background.

This statement is filed by the following shareholders of the Issuer:

Shareholder               Common Shares Held                  % of Outstanding*
-----------               ------------------                  ----------------
Loeb Investors Co. LXXV        468,200                             6.1%

Warren Bagatelle               189,900                             2.5%
-------------------
* On the basis of 7,678,757 shares outstanding, after giving effect to the public offering of 1,300,000 shares in April, 2000, as stated in the Prospectus dated April 13, 2000.

Loeb Investors Co. LXXV is a New York investment partnership with an address at 61 Broadway, New York, New York 10006. Thomas L. Kempner is its managing partner. Mr. Kempner is majority stockholder of Loeb Holding Corporation, the parent company of Loeb Partners Corporation. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is President and a director and Chief Executive Officer of Loeb Holding Corporation, and of Loeb Partners Corporation. He is a director of the Issuer.

Warren D. Bagatelle is a Managing Director of Loeb Partners Corporation and a director of the Issuer.

All of the individuals named are United States citizens. None of the individuals named, have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

Personal,  trust  or  partnership  funds  as  applicable,   were  used  for  the
acquisition of the shares whose holdings are reflected in Item 2.

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Item 4.           Purpose of Transaction

The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, or to dispose of some or all of their shares, in accordance with applicable regulations. They may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but the reporting persons are not presently aware of any plans or proposals required to be described in answer to this Item 4.

Item 5.           Interest in Securities of the Issuer

(a) and (b).  Reference  is made to the  answer  in Item 2 above.

(c) The saleslisted in Exhibit 1 hereto were made by the reporting persons in 1999 and 2000.

(d) and (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
------   -----------------------------------------------------------------------
                  Securities of the Issuer.
                  ------------------------

         No change.


Item 7.  Material Filed as Exhibits.
------   --------------------------

         Reference made to Exhibits 1 and 2 attached hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2000

                                            Loeb Investors Co. LXXV


                                            By:_____________________________
                                                 Thomas L. Kempner
                                                  Managing Partner



                                            By:_____________________________
                                                 Warren D. Bagatelle


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                                    EXHIBIT 1

Date              No. of  Shares            Price             Seller
----              --------------            -----             ------
04/16/99             7,500                  $13 1/8           LIC LXXV
04/22/99             3,750                   13.5875          LIC LXXV
04/22/99             2,500                   13 1/8           W. Bagatelle
04/27/99             1,250                   13.5875          W. Bagatelle
06/29/99            23,250                   13.00            LIC LXXV
07/12/99               750                   17.7289          LIC LXXV
07/12/99               250                   17 15/16         W. Bagatelle
07/13/99             2,250                   17.6000          LIC LXXV
07/13/99               750                   17.6000          W. Bagatelle
07/15/99             2,625                   18.5288          LIC LXXV
07/16/99               875                   18.5288          W. Bagatelle
07/19/99             5,625                   19.1567          LIC LXXV
07/19/99             1,875                   19.1567          W. Bagatelle
07/20/99             3,000                   18 5/8           LIC LXXV
07/20/99             1,000                   18 5/8           W. Bagatelle
10/04/99               900                   30.2708          LIC LXXV
10/04/99               300                   30.2708          W. Bagatelle
11/04/99             5,625                   19.18            LIC LXXV
11/04/99             1,250                   19.18            W. Bagatelle
11/05/99             1,125                   20.55            LIC LXXV
11/05/99               250                   20.55            W. Bagatelle
11/08/99             3,150                   21.51            LIC LXXV
11/08/99               750                   21.51            W. Bagatelle
11/17/99             2,250                   24.5229          LIC LXXV
11/17/99               750                   24.5229          W. Bagatelle
11/18/99             4,500                   24               LIC LXXV
11/18/99             1,500                   24               W. Bagatelle
12/30/99             4,500                   25               LIC LXXV
12/30/99             1,875                   25               W. Bagatelle
1/10/00              3,750                   34               LIC LXXV
1/10/00              1,250                   34               W. Bagatelle
1/11/00              3,750                   31 3/4           LIC LXXV
1/11/00              1,250                   31 3/4           W. Bagatelle
1/19/00              1,800                   35.7780          LIC LXXV
1/19/00             10,000                   35 1/2           LIC LXXV
1/19/00              5,000                   37               LIC LXXV
1/20/00              5,000                   41               LIC LXXV
02/01/00             5,000                   41               LIC LXXV
02/02/00               600                   44 1/2           LIC LXXV
02/02/00               300                   44 1/2           W. Bagatelle
02/03/00             5,100                   45.97890         LIC LXXV
02/03/00             2,000                   45.97890         W. Bagatelle
02/04/00             5,200                   51.65970         LIC LXXV
02/04/00             2,000                   51.65970         W. Bagatelle

Note: On November 16, 1999, the Issuer paid a stock dividend of one additional share for every two shares held.

Note: Sales by Loeb Investors Co. LXXV were for the benefit of certain of its partners. A list of the current partners of Loeb Investors Co. LXXV is contained in Exhibit 2.
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                                    EXHIBIT 2
                       PARTNERS OF LOEB INVESTORS CO. LXXV

John A. Levin & Jerome A. Manning,
Ttes. U/W Carl M. Loeb F/B/O
Deborah L. Brice

John A. Levin, Jerome A. Manning &
Deborah L. Brice, Ttes. U/W Frances
L. Loeb, F/B/O Deborah L. Brice

S&S&L Investment Partners

Thomas L. Kempner & William A. Perlmuth,
Ttes. U/W Carl M. Loeb F/B/O
Alan H. Kempner, Jr.

Thomas L. Kempner & William A. Perlmuth,
Ttes. U/ W Carl M. Loeb F/B/O
Thomas L. Kempner

John A. Levin, Jerome A. Manning & John
L. Loeb, Jr., Ttes. U/W Frances L. Loeb,
F/B/O John L. Loeb, Jr.

John A. Levin, Jerome A. Manning & Judith
L. Chiara, Ttes. U/W Frances L. Loeb, F/B/O
Judith L. Chiara

John A. Levin, Jerome A. Manning & Ann L.
Bronfman, Ttes. U/W Frances L. Loeb, F/B/O
Ann L. Bronfman

John A. Levin, Jerome A. Manning & Arthur
L. Loeb, Ttes. U/W Frances L. Loeb F/B/O
Arthur L. Loeb

Jean L. Troubh, Elisabeth L. Levin & Jerome
A. Manning, Ttes. U/I 10/11/63, Henry A.
Loeb, Grantor

Loeb Holding Corporation

Warren D. Bagatelle

Michael C. Kempner

Carl L. Kempner, Jr.

Kathryn Poteat

Margaret A. Kempner

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